UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes due 2013

and

4.50% Convertible Senior Notes due 2015

(Title of Class of Securities)

38011 M AB 4

and

38011 M AJ 7

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder President GMX Resources Inc. 9400 North Broadway, Suite 600 Oklahoma City, Oklahoma 73114 Phone: (405) 600-0711 Fax: (405) 600-0600	David C. Buck Henry Havre Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Phone: (713) 220-4200 Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$72,653,989.92(1)	$8,327.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee and is the sum of (a) $60,000,000, the aggregate maximum principal amount of newly issued Senior Secured Second-Priority Notes due 2018 that GMX Resources Inc. is offering in exchange for its outstanding 5.00% Convertible Senior Notes due 2013 (the “2013 Notes”) and 4.50% Convertible Senior Notes due 2015 and (b) the product of (i) $0.845, the average of the high and low price of GMX Resources Inc.’s common stock, par value $0.001 per share (the “Common Stock”), as listed on the New York Stock Exchange on August 6, 2012, and (ii) 14,975,136, the maximum number of shares of Common Stock that GMX Resources Inc. is offering in exchange for the outstanding 2013 Notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,327.00	Filing Party: GMX Resources Inc.
Form or Registration No.: Schedule TO	Date Filed: August 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment Number 4 (“Amendment No. 4”) amends the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on August 9, 2012 by GMX Resources, Inc. (the “Company”), as amended by Amendment Number 1 thereto filed on August 20, 2012, Amendment Number 2 thereto filed on August 27, 2012 and Amendment Number 3 thereto filed on September 7, 2012 (as amended, the “Schedule TO-I”). This Amendment No. 4 is being filed for the purpose of announcing the preliminary results of the Company’s Tender Offer described in the Schedule TO-I, extending the expiration time for holders of the Company’s 5.00% Senior Convertible Notes due 2013 (the “2013 Notes”) and the Company’s 4.50% Senior Convertible Notes due 2015 (the “2015 Notes” and, together with the 2013 Notes, the “Convertible Notes”) to tender Convertible Notes in the exchange offers therefore pursuant to the terms of the Offering Memorandum, dated August 9, 2012, as amended and supplemented to date (the “Offering Memorandum”) and modifying the Minimum Tender Condition.

The information contained in the Offering Memorandum is incorporated herein by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is being filed solely to amend and supplement the Offering Memorandum and the Schedule TO as follows:

Pursuant to this Amendment No. 4, the Schedule TO-I, including all exhibits thereto (collectively, the “Schedule TO-I Documents”), are hereby amended to extend the expiration date for holders of the Convertible Notes to tender their Convertible Notes to 5:00 p.m., Eastern Time, on Monday, September 17, 2012. Accordingly, the defined term “Expiration Date” in the Schedule TO-I Documents shall hereby be amended to mean 5:00 p.m., Eastern Time, on Monday, September 17, 2012, unless further extended by the Company. In addition, the term “Minimum Tender Condition” as defined in the Schedule TO is hereby modified to replace $30.0 million with $22.0 million. All other terms and conditions of the Schedule TO-I Documents shall remain unchanged and in full force and effect.

Item 1.	Summary Term Sheet

The information contained in the sections entitled “Summary” and “Summary of the Exchange Offers” in the Offering Memorandum is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth under “Summary,” “Summary of the Exchange Offers” and “Description of the Exchange Offers” in the Offering Memorandum and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offering Memorandum, is hereby amended by inserting the following immediately after the last paragraph of each such section:

“Preliminary Results of the Exchange Offers

The Company announced on September 11, 2012 that it had received, as of immediately after 5:00 p.m., Eastern Time, on September 10, 2012, tenders from the holders of approximately $24.9 million in aggregate principal amount, or approximately 48%, of the 2013 Notes and approximately $36.9 million in aggregate principal amount, or approximately 43%, of the 2015 Notes.

In addition, number (i) in the list set forth under “Summary—Conditions to the Consummation of the Exchange Offers” and the first bullet under each of “Summary of the Exchange Offers—Conditions to the Exchange Offers,” and “Description of the Exchange Offers—Conditions to the Exchange Offers” in the Offering Memorandum is hereby amended and restated as follows:

“Holders holding not less than $22 million in aggregate principal amount of the 2013 Notes having validly tendered (and not validly withdrawn) their 2013 Notes into the 2013 Notes Exchange Offer (the “Minimum Tender Condition”);”

The definition of “Minimum Tender Condition” on the cover page of the Offering Memorandum is hereby restated as “at least $22 million aggregate principal amount of 2013 Notes are validly tendered for exchange and not withdrawn by the Expiration Date.”

Item 11.	Additional Information

(b) The information set forth under Item 11(b) of the Schedule TO-I, to the extent such Item 11(b) incorporates by reference the information contained in the Offering Memorandum, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: September 11, 2012

EXHIBIT INDEX

(a)(1)(i)†	Offering Memorandum, dated August 9, 2012.

(a)(1)(ii)†	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9).

(a)(1)(iii)†	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9).

(a)(1)(iv)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes

(a)(1)(v)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes

(a)(1)(vi)†	First Supplement, dated August 20, 2012, to Offering Memorandum, dated August 9, 2012

(a)(5)(i)†	Press Release, dated August 9, 2012 announcing the commencement of the Exchange Offer.

(a)(5)(ii)†	Press Release, dated September 7, 2012, announcing preliminary results and extending the exchange offers.

(a)(5)(iii)*	Press Release, dated September 11, 2012, announcing preliminary results, modifying the minimum tender condition and extending the exchange offers.

(b)	None.

(c)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Indenture dated February 9, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(viii)	First Supplemental Indenture dated December 19, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed December 21, 2011)

(d)(ix)	Indenture dated December 19, 2011, between GMX Resources Inc., the Guarantors named therein and U.S. Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(x)	Form of Senior Secured Note due 2017 (Included as Exhibit A) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xi)	Security Agreement, dated as of December 19, 2011 between GMX Resources Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xii)	Security Agreement, dated as of December 19, 2011 between Endeavor Pipeline Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiii)	Security Agreement, dated as of December 19, 2011 between Diamond Blue Drilling Co. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiv)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xv)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvi)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvii)	Registration Rights Agreement dated February 9, 2011, between GMX Resources Inc. and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(d)(xviii)	Registration Rights Agreement dated February 28, 2011 between GMX Resources Inc. and Retamco Operating, Inc (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011).

(d)(xix)	Stockholder and Registration Rights Agreement, dated April 28, 2011, among GMX Resources Inc., Arkoma Bakken, LLC, Long Properties Trust and Reynolds Drilling Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 4, 2011)

(d)(xx)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (relating to the Senior Secured Notes due 2017) (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxi)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (Relating to Shares of Common Stock) (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed April 5, 2012)

(d)(xxii)	Intercreditor Agreement dated as of March 20, 2012 among BP Corporation North America Inc., GMX Resources Inc., the Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxiii)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xxiv)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxv)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxvi)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(d)(xxvii)	Amendment No. 1 to GMX Resources Inc. Amended and Restated 2008 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(d)(xxviii)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1(a) to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxix)	Form of Cash Bonus Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxx)	Form of Short-Term Bonus Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(g)	None.

(h)	None.

*	Filed herewith.
†	Previously filed.